Exhibit 17
Fax Message

Date: March 19,1998                             Time: 8:44 PM

To:   Steve Kanzer                                    Phone:  (212) 554-4330
      Paramount Capital                               Fax:    (212) 554-4490

From: Vaughan Shalson                                 Phone:  (510) 661-9062
                                                      Fax:    (510) 661-9062

cc:   Ken Alberstadt                                  Phone:  (212) 299-8600
      Roberts, Sheridan & Kotel                       Fax:    (212) 299-8686

Re:   Resignation from Discovery Board

Number of pages including cover sheet:  2

Message

Dear Steve:

As you are aware from our telephonic board conference calls on January 30 and February 4, I am strongly opposed to the terms of the merger agreement outlined in the draft letter of intent dated January 28, 1998.

In summary, I have serious reservations about the judgement of Dr. Capetola and feel deeply that the compensation proposed for the management team, and in particular for Dr. Capetola, involves an excessive use of cash. As I have stated repeatedly in our conference calls, I do not believe this to be in our shareholders best interests.

On the subject of Dr. Capetola's judgement, at our Board Meeting on December 5 we discussed a merger proposal from Dr. Capetola dated August 28, 1997. The compensation package included in this proposal was characterized by one of the other board members present at that meeting as egregious. I and others agreed with this sentiment.

My own evaluation was that Capetola's proposal went so far beyond the pale of what could be considered negotiation posturing, as to lead any reasonable person to conclude that he exhibited either lack of experience or extremely poor judgement-neither of which should be acceptable qualities in the proposed CEO of the combined company.

Under the current proposal, Dr. Capetola's minimum guaranteed cash compensation (base salary plus guaranteed minimum year-end bonus) will be increase 26% from $225,000 to $283,500 a year (or more , if Dr. Capetola's salary has been increased above $225,000 since he joined ATI in October 1996), and he is thereafter guaranteed a minimum annual increase of 5%. In addition, he will receive a joining bonus of $100,000; a increase in his partnering bonus from a "once-only" to a "for-each" payout of $50,000; sufficient stock options to give him a beneficial ownership of 6.8% (the largest of any individual shareholder of the company); and an increase in his severance provision from 12 months with Set-Off to 18 months without Set-Off.

If this were all, I would consider him more than generously compensated. However, the current proposal also includes milestones payments for the management group totaling $1,650,000 which, it is clear from our board discussion, Dr. Capetola expects to be paid in cash. While this is a "pool" to be shared by the whole management team, some insight as to Dr. Capetola's likely expectations as to his personal share of this cash may be gleaned from the stock option pool in Schedule A of the letter of intent, wherein Dr. Capetola has proposed that he receive 34% of all the stock options to be issued. On the same proportional basis, he would personally receive milestone payouts totalling in excess of $560,000.

To put this in perspective, from our board discussion on January 30, it appears that, at the current combined Discovery/ATI burn-rate of approximately $600,000 per month, and allowing for another $500,000 of legal, accounting and severance costs associated with consummating this merger, if it takes until the Date of Termination in the current proposal (June 30, 1998) to conclude this transaction, the merged company would have barely $6.5 million in cash post-merger to pursue its programs. Absent a crystal ball to know the condition of the financial markets facing the merged company, which would then need to raise cash, it seems entirely inappropriate to me to include milestone compensation to management amounting to $1,650,000, or 25% of the company's projected cash at closing.

I regard this proposal as further evidence of Capetola's lack of judgement, by even proposing to expose the company to cash payments of such magnitude that they could severely strain the company's resources, and that are excessive by any reasonable standard for a development-stage company in such fragile financial condition.

In light of the foregoing, I hereby resign from the board of directors effective immediately.

Please file a report on Form 8-K including a copy of this letter as an exhibit, and ensure that this is fully disclosed in any information sent to shareholders in connection with the proposed merger.


Yours truly,

/s/ Vaughan Shalson

Vaughan Shalson